UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-06622

ELME COMMUNITIES

(Exact name of registrant as specified in its charter)

7550 Wisconsin Ave, Suite 900

Bethesda, MD 20814

(202) 774-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Elme Communities dissolved as of 11:59 a.m. on November 6, 2026. At that time, all outstanding common shares of beneficial interest, par value $0.01 per share, of Elme Communities were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Elme Communities has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 6, 2026	By:	/s/ W. Drew Hammond
		Name:	W. Drew Hammond
		Title:	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer